September 5, 2024

Ching Shun Ngan
Chief Executive Officer
New Century Logistics (BVI) Ltd
Office A-E, 33/F, King Palace Plaza
55 King Yip Street, Kwun Tong
Kowloon, Hong Kong

       Re: New Century Logistics (BVI) Ltd
           Amendment No. 5 to Registration Statement on Form F-1
           Filed August 14, 2024
           File No. 333-274115
Dear Ching Shun Ngan:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-1 filed August 14, 2024 The Offering
Lock-up, page 8

1. We note your disclosure here that you and all of your directors and officers and certain shareholders (5% or more shareholders) have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of your
       Ordinary Shares or securities convertible into or exercisable or exchangeable for your
       Ordinary Shares for a period of six (6) months after the date of this prospectus. This appears inconsistent with your disclosure at pages 119 and 126, which states that you have agreed not to, for a period of six (6) months from the effective date of the registration statement of which this prospectus forms a part, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of your Ordinary Shares or securities that are substantially similar to your
 September 5, 2024
Page 2

       Ordinary Shares. Please revise your disclosure to clarify when each applicable lock-up period begins for each respective party.
        Please contact Yong Kim, Staff Accountant, at 202-551-3323 or John Cannarella, Staff
Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Huan Lou, Esq.